 **M. J. MAILLIS GROUP** 03 SEP -8 AM 7:21

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL


03029772

DATE : September 1st, 2003

Re: **Financial Statements for the period 01.01.2003-30.06.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 30.06.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 30.06.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.



Yours truly,

Lina Dede
Investor Relations Manager

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

9/8

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: MAROUSSI ATTIKIS

M. J. MAILLIS GROUP

COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : September 1st, 2003

Re: **Financial Statements for the period 01.01.2003-30.06.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS"**, company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 30.06.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 30.06.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.



Yours truly,

Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: MAROUSSI ATTIKIS

M. J. MAILLIS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2003	30/06/2002
B. PRE OPERATING COSTS		
Acquisition Cost	66.934.796	56.250.366
Less: Depreceiation until 30/06/2003	28.162.922	21.243.312
Net Value	38.771.874	35.007.054
C. FIXED ASSETS		
Acquisition Cost	223.194.306	207.415.626
Less: Depreciation until 30/06/2003	101.028.432	79.192.723
Net Value	122.165.874	128.222.903
Participation and other logn term acquisitions	714.908	215.513
Total Fixed Assets	122.880.782	128.438.416
D. CURRENT ASSETS		
Inventories	71.065.465	66.448.569
Receivables	93.400.739	91.553.388
Securities	1.995.943	2.344.691
Cash	20.219.432	32.826.996
Total Current Assets	186.681.599	193.173.644
E. PREPAYMENTS & ACCRUED INCOME	7.890.090	6.219.299
GRAND TOTAL ASSETS	356.224.345	362.838.413

CAPITAL AND LIABILITIES	30/06/2003	30/06/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation-Investment subsidies	10.375.136	11.372.210
Reserves	21.854.229	32.276.994
Own shares in hand	(11.987.803)	(9.050.506)
Retained Profits	12.737.985	3.531.109
Exchange differences from translation of subsidiaries	6	(778.140)
Profit 1/1-30/6/2003	11.147.993	13.650.858
Goodwill on acquisition of subsidiaries	(119.687.599)	(111.352.969)
Minority interests	1.787.341	3.192.897
Total Capital & Reserves	126.316.707	142.718.092
B. PROVISIONS FOR RISK & EXPENSES	7.254.846	4.062.943
C. LIABILITIES		
Long-term Liabilities	95.754.284	113.574.965
Short-term Liabilities	121.389.676	95.692.391
Total Liabilities	217.143.960	209.267.356
D. ACCRUALS & DEFERRED INCOME	5.508.832	6.790.022
GRAND TOTAL CAPITAL AND LIABILITIES	356.224.345	362.838.413

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company); b) Directly controlled Companies: STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%),HELERO BV (100%),M.J.MAILLIS FRANCE SAS (99.99%),MARFLEX M.J.MAILLIS GROUP SPZOO (100%),M.J.MAILLIS ESPANA SL (100%),M.J.MAILLIS CZECH SRO (100%),M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%),EUROPACK SA (100%), COLUMBIA 100%, COLUMBIA SRL (100%),CONTIPAK GMBH (100%),OY M.J.MAILLIS FINLAND AB (100%),M.J.MAILLIS SVERIGE AB (100%),M.J.MAILLIS HOLDING GMBH (100%),SANDER B.V.(100%), c) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%),SICME SRL (60%),SIAT BENELUX (51%),COMBI PACKAGING SYSTEMS (50%),MEGA SRL (70%),TAM SRL (71%),SIAT USA (100%),M.J.MAILLIS SANDER GMBH (100%),SANDER GMBH &CO KG (100%),SANDER NV (100%),WULFTEC INTERNATIONAL INC (100%),MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies",except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 30 June, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 30/06/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 30 June, 2003 was 2.027.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 120 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 246 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2003

	01/01/2003-30/06/2003		01/01/2002-30/06/2002	
I. OPERATING RESULTS				
Turnover (net sales)		146.532.622		147.494.160
Less: Cost of Sales		104.992.428		103.745.710
Gross margin (profits)		41.540.194		43.748.450
Plus: Other operating income		1.116.307		328.101
Total		42.656.501		44.076.551
Less: 1. Administrative expenses	12.327.972		11.037.980	
3. Distribution expenses	18.416.492	30.744.464	18.524.668	29.562.648
Subtotal profit		11.912.037		14.513.903
Plus: 3. Profit from sale of bonds	66.462		49.822	
4. Interest & other similar income	1.203.704	1.270.166	1.419.964	1.469.786
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	4.306.610	4.597.304	4.459.209	4.749.903
Total operating results (profits)		8.584.899		11.233.786
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	6.104.385		6.258.689	
2. Extraordinary profits	294.208		2.966	
3. Prior year income	60.179	6.458.772	57.033	6.318.688
Less:				
1. Extraordinary and non-operating expenses	3.684.616		3.596.066	
2. Extraordinary loss	79.426		0	
3. Prior year expenses	162.949	3.926.991	116.887	3.712.953
Total operating & non-operating results		11.116.680		13.839.521
LESS:				
Total depreciation	13.257.444		12.545.521	
Less: Depreciation charged to operation cost	13.257.444	0	12.545.521	0
NET PROFIT BEFORE TAXES		**11.116.680**		**13.839.521**
LESS:				
Share of minority interest		(31.313)		188.663
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		11.147.993		13.650.858

Kifisia, August 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR



MICHAEL J. MAILLIS
ID. No Φ 020206

CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS



CHARALAMBOS STAVRINOUDAKIS
ID. No Σ 208194

GROUP FINANCIAL CONTROLLER



SOTIRIOS I. LEONARDOS
ID. No Π 325521

ACCOUNTING MANAGER



NIKOLAOS V. MAROULIS
ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT REPORT

To the shareholders of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997,in compliance with the rules and regulations that govern audit procedures set by the Greek association of chartered certified accountants, SOEL, and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2003 to 30 June 2003, do not contain errors or omissions which materially affect the consolidated asset structure and the financial position of the company, as well as the consolidated operating results of the parent company and its subsidiaries that are included in the consolidation. The scope of the audit did not include the subsidiary companies representing 17% of the consolidated assets and 30% of the consolidated turnover. The financial statements of the above subsidiaries have been audited by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows. Unaudited financial statements are included in the consolidation, representing in total 15% and 1% of the consolidated assets and turnover respectively. These subsidiaries are immaterial to the Group figures and have not been audited. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the companies that are included in the consolidation have not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Companies raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 627,144, of which € 604,000 approximately should have been charged to the operating results of the previous years and € 23,144 should have been charged to the operating results of the period ending 30 June 2003. 2. The parent company has included € 1,906,000 in account B "Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 1,671,000 have been charged to the operating results of previous years, and € 290,000 have been charged to the operating results of the period ending 30 June 2003. Had the Company followed the requirements set out by CL 2190/1920 the total amount would have been expensed in previous years. 3. The parent company has included in account C 'Fixed assets' a net book value of € 7,200,000, relating to amounts paid in previous years for the reorganization, and business development of the subsidiaries of the Group. This amount was not expensed in previous years' results, and it is equally amortized over a five year period. 4. Among the receivables of the parent company are included delayed receivables amounting to € 300,000. The company has not created any provision for a part or the whole of this amount. In our opinion, the aforementioned consolidated Financial Statements are in agreement with the CL 2190/1920, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the consolidated asset structure and the financial position of the group of companies at 30 June 2003 and the consolidated results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the parent company which are generally accepted and do not differ from those applied in the previous period.

Athens, August 26, 2003
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
Reg No 12111

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2003	30/06/2002
B. PRE OPERATING COSTS		
Acquisition Cost	42.792.927	37.857.196
Less: Depreciation until 30/06/2003	24.030.276	18.018.762
Net Value	18.762.651	19.838.434
C. FIXED ASSETS		
Acquisition Cost	99.612.066	95.226.038
Less: Depreciation until 30/06/2003	46.992.892	38.239.649
Net Value	52.619.174	56.986.389
Participation and other long term acquisitions	150.709.446	125.340.474
Total Fixed Assets	203.328.620	182.326.863
D. CURRENT ASSETS		
Inventories	18.175.219	16.305.742
Receivables	94.516.789	98.296.277
Securities	1.516.150	1.502.745
Cash	7.239.944	13.197.920
Total Current Assets	121.448.102	129.302.684
E. PREPAYMENTS & ACCRUED INCOME	5.580.959	3.578.149
GRAND TOTAL ASSETS	349.120.332	335.046.130

CAPITAL AND LIABILITIES	30/06/2003	30/06/200
A. CAPITAL & RESERVES		
Share Capital		
(72.647.660 sh. X 0,76 euro)	55.212.222	55.049.7
Share premium reserve	144.877.197	144.825.8
Differences of revaluation–		
Investent subsidies	5.239.988	7.329.3
Reserves	18.661.636	21.433.0
Own shares in hand	(11.987.803)	(9.050.50
Retained Profits	(1.081.494)	68.97
Profit 1/1-30/6/2003	169.094	1.701.81
Total Capital & Reserves	211.090.840	221.358.31
B. PROVISIONS FOR RISK	4.276.840	571.48
C. LIABILITIES		
Long-term Liabilities	82.869.152	89.357.82
Short - term Liabilities	50.128.099	17.388.18
Total Liabilities	132.997.251	106.746.01
D. ACCRUALS & DEFERRED INCOME	755.401	6.370.32
GRAND TOTAL CAPITAL AND LIABILITIES	349.120.332	335.046.13

NOTES: 1) Net Fixed Asset investments increased approximately 2.200.000 eur in the period of 1 January to 30 June 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) Encumbrances on the company's fixed assets as at 30 June, 2003 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended b article 20 of law 2443/96.
5) The number of employees of the company at 30 June, 2003 were 387.
6) The company has made the necessary provisions for accrued expenses as at 30 June, 2003.
7) The company consistently followed the fundamental accounting principles used in financial statements of year 2002.
8) The depreciation charge for the period 1/1-30/06/2003 amounted eur 7.760.651 compared to eur 7.795.217 for the period 1/1-30/06/2002 and is accord ingly allocated as follows: eur 4.440.142 to production cost compared to eur 4.690.385, eur 3.314.391 to administration expenses compared to eu 3.090.488 and eur 6.118 to selling expenses compared to eur 14.344.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2003

	01/01/2003-30/06/2003		01/01/2002-30/06/2002	
I. OPERATING RESULTS				
Turnover (net sales)		45.443.962		46.325.007
Less: Cost of Sales		35.731.803		35.697.035
Gross margin (profits)		9.712.159		10.627.972
Plus: Other operating income		614.750		210.566
Total		10.326.909		10.838.538
Less: 1. Administrative expenses	5.587.057		5.104.769	
3. Distribution expenses	3.969.532	9.556.589	4.685.386	9.790.155
Subtotal profit		770.320		1.048.383
Plus: 3. Profit from sale of bonds	65.260		49.731	
4. Interest & other similar income	1.059.553	1.124.813	795.604	845.335
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	2.234.010	(2.524.704)	1.204.886	(1.495.580)
Total operating results		(629.571)		398.138
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.068.669		2.167.787	
2. Extraordinary profits	251.130		2.935	
3. Income prior period	5.830	2.325.629	56.762	2.227.484
Less:				
1. Extraordinary and non-operating expenses	1.345.686		860.237	
2. Extraordinary loss	79.426		0	
3. Prior year expenses	101.852	(1.526.964)	63.568	(923.805)
Total operating & non-operating results		169.094		1.701.817
LESS:				
Total depreciation	7.760.651		7.795.217	
Less: Depreciation charged to operation cost	7.760.651	0	7.795.217	0
NET PROFIT BEFORE TAXES		169.094		1.701.817

Kifisia, August 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR



MICHAEL J. MAILLIS
ID. No Φ 820206

CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS



CHARALAMBOS STAVRINOUDAKIS
ID. No Σ 208194

FINANCIAL MANAGER



PETROS I. DELIS
ID. No P 578226

ACCOUNTING MANAGER



NIKOLAOS V. MAROULIS
ID. No Π 717325

AUDIT REPORT OF CERTIFIED AUDITOR

To the Board of Directors of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in compliance with the audit rules and regulations set by the Greek Association of Chartered Certified Accountants (SOEL) and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2003 to 30 June 2003, do not contain errors or omissions which materially affect the asset structure and the financial position of the company, as well as the operating results included therein. All books and records maintained by the Company have been made available to us and we have been given all the information and explanations, which we have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. The following matters were noted as a result of the audit: 1. Based on Interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Company raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to €570,761, of which €553,716 approximately should have been charged to the operating results of the previous years and € 17,045 should have been charged to the operating results of the period ending 30 June 2003. 2. The company has included €2.906.000 in account B "Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 1,671,000 approximately have been charged to the operating results of previous years and €290,000 approximately have been charged to the operating results of the period ending 30 June 2003. Had the Company followed the requirements set out by CL 2190/1920 the total amount would have been expensed in previous years. 3. The company has included in account C "Investments and other long-term receivables" an amount of €150,709,000 relating to investments in subsidiaries, that were valued at acquisition cost and not in accordance with paragraph 6 of article 43 of CL2190/1920, which requires the valuation at the lower value between acquisition cost and net equity. Had the Company followed the requirements set out by CL2190/1920 the above value of investments would have been decreased by €40.263.000 and this amount would have been expensed in previous years' results. 4. Among the receivables of the company, delayed receivables amounting to €800,000 approximately, are included. The company has not created any provision for the whole of this amount. In our opinion, the aforementioned Financial Statements are in agreement with the books and records of the company, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the asset structure and the financial position of the company at 30 June 2003 and the results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the company which have been generally accepted and do not differ from those applied in the previous financial year.

Athens, August 26, 2003
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
Reg No 12111